_____________________________________________________________________________________________________

VIA EDGAR
March 4, 2016
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Re:    Century Aluminum Company
Registration Statement on Form S-3 (Post-Effective Amendment No. 1 to Form S-3)
Filed February 16, 2016 under EDGAR submission type “S-3/A”
File No. 333-200001
Request for Withdrawal Pursuant to Rule 477
Ladies and Gentlemen:
On behalf of Century Aluminum Company, we are transmitting this letter relating to the above-referenced filing made with the Securities and Exchange Commission (the “Commission”) on February 16, 2016. Due to clerical error, this filing was erroneously designated with the submission type “S-3/A” rather than submission type “POSASR.”
By this letter we are requesting the Commission’s consent to the withdrawal of the above-referenced amendment filing, which we are re-filing today under submission type “POSASR,” with no changes. In accordance with Rule 477 under the Securities Act of 1933, as amended, no securities have been sold under the Post-Effective Amendment No. 1.
Thank you for your assistance. Should you have any questions with respect to the foregoing, please feel free to call the undersigned at (312) 696-3101 or John T. Blatchford of Vedder Price P.C. at (312) 609-7500.
Very truly yours,
/s/ Morgan Fox Walbridge
Century Aluminum Company
cc:    John T. Blatchford

Century Aluminum Company 1 S. Wacker Drive, Ste 1000 Chicago, IL 60606 312-696-3101 Office 312-696-3102 Fax